SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:
     (a)      Rochelle Rand
2.   Check the Appropriate Box if a Member of a Group:
     (a)      N/A
     (b)      N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a)      United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     215,301
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     215,301
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     215,301
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     4.10%
12.  Type of Reporting Person
     IN






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Item 1(a)   Name of Issuer:
            Goodrich Petroleum Corporation
Item 1(b)   Address of Issuer's principal executive offices:
            5847 San Felipe, Suite 700
            Houston, TX 77057
Item 2(a)   Name of person filing:
            Rochelle Rand
Item 2(b)   Address of principal business office or, if none, residences:
            49 Stevenson St.
            Suite 1075
            San Francisco, CA  94105
Item 2(c)   Citizenship:
            United States
Item 2(d)   Title of class of securities:
            Common Stock, $.20 par value
Item 2(e)   CUSIP Number:  382410 10 8
Item 3      Not Applicable
Item 4      Ownership:
            (a)  Amount beneficially owned:
                 215,000
            (b)  Percent of class:
                 4.10%
            (c)  Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote -
                       215,301
                 (ii)  shared power to vote or to direct the vote -
                       0
                 (iii) sole power to dispose or to direct the disposition of -
                       215,301
                 (iv)  shared power to dispose or to direct the disposition of -
                       0
Item 5-10   Not Applicable





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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 12, 1999





/s/Rochelle Rand
------------------
Rochelle Rand